TESCO CHIEF FINANCIAL OFFICER TO RETIRE

For Immediate Release	January 2, 2003

Tesco Corporation announces that its Chief Financial Officer Mr Martin Hall, C.A. will retire in April 2003. He has served in this capacity since April 1994, and will provide the Company with consulting services to assist as required during the transition period.

“Martin has made significant contributions to the company during his tenure. We are very grateful to him and we wish him well in his retirement” said Bob Tessari, President and Chief Executive Officer. “We are taking steps to ensure a smooth transition of this important role in our company.”

Tesco Corporation expects to name its new Chief Financial Officer in advance of Mr Hall’s departure early in the second quarter of 2003.

For further information please contact:	Trading Symbols:
R.M. Tessari or Martin Hall Tesco Corporation (403) 233-0757	“TESOF” on NASDAQ “TEO” on TSX

Any statements in this press release that may be considered forward-looking are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.